NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES WINS NAREIT 2012

LEADER IN THE LIGHT AWARD

NEW YORK, December 6, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) was awarded NAREIT’s 2012 Leader in the Light distinction in the Office – Large Cap category at NAREIT’s annual meeting on November 14, 2012. The Leader in the Light program honors NAREIT-member companies that have demonstrated superior and sustained portfolio-wide energy use practices and sustainability initiatives. It is NAREIT’s highest achievement in environmental responsibility for large-cap office REITs and real estate companies.

Brookfield CEO Dennis Friedrich accepted the award on the company’s behalf.

“Our operations personnel work hard to implement and manage sustainable technologies within our properties as well as diligently track our energy use and greenhouse gas emissions,” said Friedrich. “Winning Leader in the Light is an outstanding achievement and solidifies Brookfield’s leadership position in this realm.”

“Sustainability is a critical issue and one that has become increasingly important to our industry as well as its investors,” said Steve Wechsler, NAREIT’s president and CEO.

The Leader in the Light program utilizes emissions and energy use data voluntarily disclosed by real estate companies to the GRESB (Global Real Estate Sustainability Benchmark) survey.  This survey measures a real estate portfolio’s energy and water use, greenhouse gas emissions, recycling and waste management practices, and overall sustainability policies. Brookfield’s office portfolio, which spans 112 buildings and 78 million square feet in 15 cities throughout the United States, Canada, Australia and the United Kingdom, ranked #2 out of 22 companies in its peer group and #40 out of 451 companies globally that submitted to the GRSEB survey.

# # #

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 112 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.